Exhibit 99.1

IDEX Biometrics: Employee Share Purchase Plan – 3 June 2021

The board of directors of IDEX Biometrics ASA has resolved to issue 972,642 ordinary shares at NOK 2.08 per share to employees who participate in the company’s Employee Share Purchase Plan (ESPP), which plan was approved by the annual general meeting on 15 May 2020.

54 employees participated in the ESPP in this period. The participating employees have elected to invest a part of the base salary in ordinary shares in the company. Purchase takes place every three months. The shares are restricted for three months.

Following the issue, the Company’s share capital will be NOK 137,734,306.50 divided into 918,228,710 shares each with a nominal value of NOK 0.15.

Primary insiders

IDEX discloses transactions by the following primary insiders in IDEX shares ISIN NO0003070609:

•	CEO Vince Graziani acquired 19,984 ordinary shares at NOK 2.08 per share.

•	CTO Anthony Eaton acquired 4,363 ordinary shares at NOK 2.08 per share.

IDEX 2020 ESPP

The ESPP was approved at the annual general meeting on 15 May 2020. Reference is made to the notice of said meeting where the plan document in connection with the ESPP is attached.

All employees in the Company and its subsidiaries, except in China, have been offered to subscribe for shares in the Company in connection with the ESPP. The ESPP is structured around four contribution periods a year, each starting on the first day of the calendar month following each planned disclosure of an interim report of the Company and lasts for the following three months. During each contribution period, a fixed amount (up to 20% of the employee’s gross base salary) is withheld from the employee’s net salary. The employee may sign up to participate in the ESPP from the date of a public disclosure of an interim report until the beginning of the contribution period. Unless the employee actively withdraws from the ESPP, participation is automatically renewed for the same amount for subsequent contribution periods. The board’s resolution to issue new shares in connection with the ESPP is made pursuant to the authorization granted by the Company’s annual general meeting on 15 May 2020 to increase the Company’s share capital in connection with the ESPP.

In accordance with the ESPP, the subscription price is the lower closing price of the Company’s share, as traded on Oslo Børs, on the first or last day of the contribution period, less 15% discount. Payment of the subscription amount is made out of the relevant employee salary withholding.

In accordance with Regulation (EU) 2017/1129 (the “Prospectus Regulation”) Article 1 (5) h, issuance of shares in connection with the ESPP is exempt from the obligation to publish a listing prospectus.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

Brett L. Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: +1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings. We invent, engineer, and commercialize these secure and safe yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow @IDEXBiometrics

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act